Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 000-20740

Subject Company: Scala Business Solutions N.V.

An Important Message to Scala Customers

from Scala CEO Andreas Kemi and Epicor CEO George Klaus

25 November 2003

Dear Scala Customer

Creating a Global Midmarket Leader: The Planned Epicor and Scala Merger

On 14 November 2003, Scala and Epicor announced plans to merge. While it will be a few months before the expected merger is completed, together we wanted to contact you and outline why we believe this deal makes sense for Scala, Epicor and, most of all, makes sense for strengthening your current investment in your Scala solutions.

Throughout the Scala community, there is considerable and growing excitement about the planned merger. Joining forces with Epicor will create the largest independent midmarket enterprise resource planning company based on a .Net and web services environment. Our close partnership with Microsoft will remain strong and we will continue to capitalize on the solution that Microsoft provides.

Among the many expected benefits the planned combination of Epicor and Scala will provide for Scala customers, we want to highlight the following:

•	It will improve our ability to serve our customers: The combination will have the reach and scale to support global multinationals as well as local enterprises, with a worldwide infrastructure for sales, consulting and support and a strong partner channel.

•	Now truly global: The two companies will become a strong combined global organization delivering software and services to customers in every major developed market area in North America, Europe and Australia as well as in key emerging markets such as Central and Eastern Europe, Russia, China and Latin America.

•	Scale: The combined company will have estimated $250 million annual revenues and over 20,000 customers.

•	Market presence: It will be the 11th largest ERP provider by annual revenue (based on data from industry analysts AMR Research).

•	Increased Microsoft footprint: It will be the largest independent midmarket ERP, CRM and SCM provider based on Microsoft technology.

Further Development of iScala®

Epicor is excited about iScala’s Microsoft technology-based platform and web services architecture, and Scala’s deep international customer service and support capabilities. A compelling reason to combine the two companies is to complement the strengths of both companies’ product lines.

While no definitive product plans can be finalized at this time, the combined company intends to continue to develop, support and enhance the iScala products, as well as Epicor’s current product lines. The iScala products, and the markets they serve, are highly complementary to Epicor’s existing products and are a key element of the merger transaction, as mentioned above. We believe the combined product family will provide significant new opportunities to our combined customers.

In the longer term, we plan on developing product offerings that leverage the functional synergies of all of our products based on Microsoft .Net and web services.

Next Steps

For now, it remains business as usual for everyone at Scala and Epicor.

The planned deal will take a few months to close as we seek Scala shareholder acceptance and regulatory approvals, and other closing conditions are satisfied. During this period, both companies will continue to sell and market their products to their existing customers, as independent companies. We will jointly be working on the details of how the combined company will be organized, what it will market, and how it will sell. Closure of the deal is expected early in Q1 2004.

•	You can continue using your existing Scala software, exactly as you have been doing, confident that you will continue to get the service and support that you have been enjoying. Ongoing support for Scala customers doesn’t change as a result of the announcement on 14 November.

•	And if you’re in the process of implementing iScala, or upgrading from Scala 5.x, nothing will change either.

We firmly believe that this planned merger makes strong strategic sense and further strengthens the current solutions that you have to run your business.

Simply put, the merger is just a wonderful fit. This has been the comment by a wide range of business and technology media following our joint announcement. As you will read in many newspapers and business journals, the ERP market is in the midst of continuing consolidation. The merger of Scala into Epicor will create the largest midmarket software company developing software based on Microsoft technology. This will advance our position to continue developing, selling and supporting our business solutions and helping all our customers increase their sales and grow their profits.

We want to assure you that we greatly value our relationship with you, and we look forward to strengthening our partnership in the future. During the coming weeks and months, we will be keeping you informed of our plans and developments. In the meantime, please don’t hesitate to contact either one of us or your local Scala representative if you have any questions.

Sincerely

© 2003 Scala Business Solutions NV. All rights reserved. The Scala logo, Scala® and iScala® are registered trademarks. All other trademarks or registered trademarks are the property of their respective owners.

Forward-Looking Statements

Management of Epicor Software Corporation and Scala Business Solutions NV believe certain statements in this letter may constitute forward-looking statements, including with respect to the proposed merger, financial condition, results of operations and activities of Epicor and Scala with respect to these items. These forward looking statements including statements regarding the expected closing date of the transaction, accretive nature of the acquisition, the expected benefits of the combination and growth of the combined entity, projected future revenues and customers, opportunities for growth, and the purchase price and other statements are not historical fact. These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from those expressed or implied in the forward-looking statements.

Such risks and uncertainties include but are not limited to, the companies’ ability to integrate operations and retain key personnel, satisfaction of conditions to closing, including regulatory approvals; changes in the demand for enterprise resource planning products, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades; the impact of competitive products and pricing; the discovery of undetected software errors; the companies’ ability to realize the synergies and operating efficiencies anticipated from the acquisition and Epicor’s other acquisitions; changes in the financial condition of the Companies’ major commercial customers and the Companies’ future ability to continue to develop and expand their product and service offerings to address emerging business demand and technological trends and other factors discussed in Epicor’s Quarterly report on Form 10-Q, for the quarter ended September 30, 2003 at pages 33 through 40. As a result of these factors the business or prospects expected by the company as part of this announcement may not occur. The companies undertake no obligation to revise or update publicly any forward-looking statements.

Additional Information And Where To Find It

Epicor Software Corporation intends to file a registration statement on Form S-4 containing a prospectus/offering memorandum in connection with the proposed acquisition of Scala by Epicor (the “Acquisition”) pursuant to the terms of the Merger Protocol by and between Epicor and Scala. The prospectus/offering memorandum will be made available to the stockholders of Scala and the security holders of Scala are urged to read the prospectus/offering memorandum and other relevant materials when they become available because they will contain important information about the Acquisition, Epicor and Scala. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Epicor by going to Epicor’s Investor Relations page on its corporate Web site at www.epicor.com/company/investor/.